UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from               to

Commission File Number 001 - 32205

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

100 North Sepulveda Boulevard, Suite 1050

El Segundo, California 90245

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005 and the related notes to these financial statements, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 29, 2006	/s/ KENNETH J. KAY
Kenneth J. Kay
Chief Financial Officer (principal financial officer)

Date: June 29, 2006	/s/ GIL BOROK
Gil Borok
Global Controller (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2005

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Advisory Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE  & TOUCHE LLP

Los Angeles, CA
June 29, 2006

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments - at fair value	$389,496,671	$344,163,582

Receivables:
Employer contributions	4,000,000	2,000,000
Employee contributions	872,714	877,291

Total receivables	4,872,714	2,877,291

Total assets	394,369,385	347,040,873

LIABILITIES:
Excess contributions payable	—	206,921

NET ASSETS AVAILABLE FOR BENEFITS	$394,369,385	$346,833,952

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Employee deferral contributions	$37,236,245
Rollover contributions	7,243,416
Employer contributions	4,000,000

Total contributions	48,479,661

Investment income:
Net appreciation in fair value of investments	14,678,512
Interest income	3,417,509
Dividend income	9,613,416

Net investment income	27,709,437

Total additions	76,189,098

DEDUCTIONS:
Benefits paid to participants	28,964,967
Administrative expenses	5,403

Total deductions	28,970,370

NET INCREASE IN NET ASSETS BEFORE TRANSFERS-IN	47,218,728

TRANSFER-IN FROM INSIGNIA FINANCIAL GROUP 401(k) PLAN	316,705

NET INCREASE IN NET ASSETS	47,535,433

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	346,833,952

End of year	$394,369,385

The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004 AND YEAR ENDED DECEMBER 31, 2005

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the ”Plan”), which is sponsored by CB Richard Ellis Services, Inc. (together with its subsidiaries, “CB” or the ”Company”), provides only general information. Participants should refer to the plan document and related amendments for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989. The Plan covers substantially all employees of the Company who have performed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Investment Advisory Committee (the “Committee” or the “Plan Administrator”) as appointed by the chief executive officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of plan benefits.

Trustee, Custodian and Fund Manager of Investments—The Vanguard Fiduciary Trust Company (“Vanguard”), together with its affiliates, currently serves as trustee, custodian and fund manager for all of the Plan’s investments. An affiliate of Vanguard, The Vanguard Group, Inc., is the record keeper for the Plan and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Employee Contributions—Participants in the Plan who are not highly compensated employees, as defined in the plan document, may elect to contribute from 1% to 50% of compensation before taxes through payroll deferrals, subject to certain Internal Revenue Code (“IRC”) limitations. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CB Richard Ellis Group, Inc. Stock Fund (the “Parent Stock Fund”). The Plan allowed catch-up contributions for employees aged 50 or older to contribute an additional $3,000 in pretax deferrals to the Plan in 2004 and an additional $4,000 in pretax deferrals to the Plan in 2005.

Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans. In July 2003, the Company acquired Insignia Financial Group, Inc. As a result of this acquisition, the Plan was amended to allow participants of the Insignia Financial Group 401(k) Retirement Savings Plan, who were active eligible employees of the Company at the date of the rollover election, to make direct rollover contributions into the Plan. During 2004, $11,871,019 in employee rollover contributions from such participants were received by the Plan, including in-kind transfers of $468,437 of outstanding participant loans.

During 2005, the Plan was amended to allow for the automatic transfer of $316,705 of Insignia Financial Group 401(k) Retirement Savings Plan participant account balances for certain participants that could not be located for their final distributions from the terminated plan. As a result, the Plan has included this amount as transfers-in on the statement of changes in net assets available for benefits for the year ended December 31, 2005.

Employer Contributions—The Company makes discretionary matching and profit-sharing contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the year ended December 31, 2005, based on performance and profitability of the consolidated U.S. operations of the Company, the management of the Company authorized a discretionary matching contribution of $4,000,000 in March 2006. As of December 31, 2005 and 2004, the discretionary match contributions of $4,000,000 and $2,000,000, respectively, had not been paid to the Plan. Therefore, these amounts are reported as employer contributions receivable as of December 31, 2005 and 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon. Allocation of earnings is based on participant account balances in an investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon as well as Company contributions.

Investments—Participants direct the investment of all contributions into various investment options offered by the Plan.

Payment of Benefits and Withdrawals—Participants are entitled to the vested portion of their accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the vested balance of the participants’ accounts.

Loans to Participants—Participants may elect to borrow from the eligible vested portion of their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years, except in the case of certain Insignia plan loans that rolled into the Plan from the Insignia Financial Group 401(k) Retirement Savings Plan in 2004 pursuant to the Plan amendment. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate as determined by the Committee. Outstanding loans at December 31, 2005 have interest rates ranging from 5% to 11% and mature on various dates from January 2006 through July 2013.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”).

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust, a common/collective trust, is valued by Vanguard based on quoted market prices of the underlying investments. Participant loans are valued at outstanding loan balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The value of the Parent Stock Fund was $19.62 and $11.18 per share as of December 31, 2005 and 2004, respectively, which represented the quoted market price of CB Richard Ellis Group, Inc. common stock as of those dates (adjusted for a 3 for 1 stock split on June 1, 2006 (the “stock split”)).

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Payment of Benefits—Benefits are recorded when paid. As of December 31, 2005 and 2004, no benefits were payable to terminated participants.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.                    INVESTMENTS

The following investments as of December 31, 2005 and 2004 represent 5% or more of the Plan’s net assets available for benefits:

	2005	2004
Vanguard 500 Index Fund	$ 62,090,736	$ 46,777,268
Vanguard Windsor II Fund	49,527,592	44,316,048
Vanguard PRIMECAP Fund	36,881,770	34,747,938
Vanguard Wellington Fund	36,055,730	33,069,466
Vanguard Retirement Savings Trust	31,595,879	27,304,204
Vanguard Prime Money Market Fund	26,513,680	27,909,443
Vanguard Morgan Growth Fund	20,860,417	19,896,709
Calamos Growth Fund A Class	19,848,398	—
Vanguard International Growth Fund	19,225,335	14,566,291
T. Rowe Price Science & Technology Fund	—	18,138,401
Baron Asset Fund	—	17,721,008

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 8,249,781
Common/Collective Trust	1,239,751
CB Richard Ellis Group, Inc. Stock Fund	5,188,980
Net appreciation of investments	$ 14,678,512

4.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds or common/collective trusts managed by The Vanguard Group, an affiliate of Vanguard. In addition, certain of the Plan’s investments are shares of common stock of CB Richard Ellis Group, Inc. Vanguard is the trustee and custodian of the Plan and CB Richard Ellis Services, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 529,953 and 712,401 shares, respectively, of common stock (adjusted for the previously mentioned stock split) of CB Richard Ellis Group, Inc., the sponsoring employer, with a cost basis of $2,421,907 and $1,837,582, respectively. During the year ended December 31, 2005, the Plan did not earn any dividend income related to the investment in CB Richard Ellis Group, Inc. common stock.

5.                      ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are paid by the Company. Certain transaction and investment expenses are paid by the Plan.

6.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 2002, that the Plan is designed in accordance with applicable sections of the IRC. The Committee, using its judgment and the advice of its advisors, including the Plan’s tax counsel, believes that the Plan, in all material respects, is designed and being operated in a manner that qualifies it for continued tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, per the financial statements to the Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$ 394,369,385	$ 346,833,952
Participant loans in default—deemed distributions	(46,294)	(39,206)
Net assets available for benefits per the Form 5500	$ 394,323,091	$ 346,794,746

Benefits paid to participants per the financial statements	$ 28,964,967	$ 25,471,126
Participant loans in default—deemed distributions—current year	7,088	15,832
Benefits paid to participants per the Form 5500	$ 28,972,055	$ 25,486,958

******

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	The Vanguard Group	Vanguard 500 Index Fund	$62,090,736

*	The Vanguard Group	Vanguard Windsor II Fund	49,527,592

*	The Vanguard Group	Vanguard PRIMECAP Fund	36,881,770

*	The Vanguard Group	Vanguard Wellington Fund	36,055,730

*	The Vanguard Group	Vanguard Prime Money Market Fund	26,513,680

*	The Vanguard Group	Vanguard Morgan Growth Fund	20,860,417

	Calamos	Calamos Growth Fund A Class	19,848,398

*	The Vanguard Group	Vanguard International Growth Fund	19,225,335

*	The Vanguard Group	Vanguard Global Equity Fund	12,720,515

*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	12,535,068

*	The Vanguard Group	Vanguard Total Bond Index Fund	10,543,802

*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	9,276,546

	The Managers Funds	Managers Special Equity Funds	7,689,322

*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	7,489,080

	JP Morgan	JP Morgan MidCap Value Fund	4,177,183

	American Aadvantage	American Aadvantage Small Cap Value Fund	2,977,397

*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	2,204,870

	Dodge & Cox	Dodge & Cox Income Fund	2,002,617

*	The Vanguard Group	Vanguard Target Retirement 2005 Fund	1,888,414

*	The Vanguard Group	Vanguard Target Retirement Income	501,147

	Total Mutual Funds		345,009,619

*	The Vanguard Group	Vanguard Retirement Savings Trust Common/Collective Trust	31,595,879

*	CB Richard Ellis Group, Inc.	CB Richard Ellis Group, Inc. Stock Fund Common Stock	10,395,932

*	Participant loans	Interest rates of 5% to 11% (Maturity Dates from January 2006 to July 2013)	2,495,241

	Total investments		$389,496,671